Exhibit 12.1

Ratio of Earnings to Fixed Charges

(Dollars in thousands, except ratio amounts)	September 25, 2014	September 26, 2013	September 27, 2012	September 29, 2011	September 30, 2010 (b)

Earnings (loss) before income taxes	$19,453	$(8,813)	$(5,554)	$14,642	$(236,883)
Fixed charges:
Interest expense, including amortization of deferred financing costs	85,226	88,811	84,219	87,654	88,386
1/3 of rental expense, net	21,830	22,738	23,686	25,744	26,541
Total fixed charges	107,056	111,549	107,905	113,398	114,927
Earnings (loss)	126,509	102,736	102,351	128,040	(121,956)
Ratio of earnings to fixed charges	1.18	0.92	0.95	1.13	(a)

(a)	Earnings (loss) was inadequate to cover fixed charges by $236.9 million for the fiscal year ended September 30, 2010.
(b)	Fiscal 2010 included 53 weeks.